UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 30)*

                          Ampco-Pittsburgh Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   032037 10 3
                                   -----------
                                 (CUSIP Number)

                                  Louis Berkman
                            The Louis Berkman Company
                                  P.O. Box 820
                            Steubenville, Ohio 43952
                             Telephone: 614-283-3722
                             -----------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 23, 1999
                               ------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

Note: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037 10 3

1.            NAME OF REPORTING PERSON
              THE LOUIS BERKMAN COMPANY

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                                (b)  [ ]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS
              WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.            CITIZENSHIP OR PLACE OF ORGANIZATION
              OHIO
                                        7.  SOLE VOTING POWER

                                            2,182,989
               NUMBER OF
                SHARES                  8.  SHARED VOTING POWER
          BENEFICIALLY OWNED
           BY EACH REPORTING                0
                PERSON
                 WITH                   9.  SOLE DISPOSITIVE POWER

                                            2,182,989

                                       10.  SHARED DISPOSITIVE POWER

                                            0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,182,989

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.8%

14.           TYPE OF REPORTING PERSON

              CO

CUSIP No. 032037 10 3

1.            NAME OF REPORTING PERSON
              LOUIS BERKMAN

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                                (b)  [ ]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS
              PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.            CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
                                        7.  SOLE VOTING POWER

                                            274,888
               NUMBER OF
                SHARES                  8.  SHARED VOTING POWER
          BENEFICIALLY OWNED
           BY EACH REPORTING                2,184,255
                PERSON
                 WITH                   9.  SOLE DISPOSITIVE POWER

                                            274,888

                                       10.  SHARED DISPOSITIVE POWER

                                            2,184,255

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,459,143

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.5%

14.           TYPE OF REPORTING PERSON

              IN

         This statement constitutes Amendment No. 30 to a Statement on Schedule 13D, as amended by Amendments No. 1-29 (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the Common Stock, par value $1.00 per share (the "Common Shares") of Ampco-Pittsburgh Corporation (the "Issuer"), on behalf of Louis Berkman and The Louis Berkman Company. Louis Berkman and The Louis Berkman Company are collectively referred to as the "Reporting Persons." Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

         The information set forth in the Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background.

         Item 2 is hereby amended by adding the following:

         Appendix A to the Schedule 13D, a copy of which is attached hereto and is incorporated herein by reference, is amended and restated in its entirety. All directors and officers of The Louis Berkman Company are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following:

         Of the funds used by the Reporting Persons in making acquisitions of Common Shares since the previous amendment of the Schedule 13D, $595,888.25 (including commissions) came from the general funds of The Louis Berkman Company and $13,155 (including commissions) came from Louis Berkman's personal funds.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date of this report, the Reporting Persons beneficially owned an aggregate of 2,459,143 Common Shares, which constitutes approximately 25.5% of the outstanding Common Shares based on 9,590,121 Common Shares outstanding according to the Issuer's Quarterly Report on Form 10-Q of the quarter ended June 30, 1999. The Reporting Persons beneficially own these securities as follows:

              Name                                         Shares Owned
              ----                                         ------------
The Louis Berkman Company                                     2,182,989
Louis Berkman                                                   276,154(1)(2)
                                                           ------------
             Total                                            2,459,143(1)(2)

         Other than Louis Berkman, the only other officer and/or director of The Louis Berkman Company who beneficially owns Common Shares is Robert A. Paul. As of the date of this report, Robert A. Paul, a director and the President of the Issuer, beneficially owns 104,155 Common Shares. (1) (3).

---------------
(1) Includes 1,266 Common Shares held by The Louis and Sandra Berkman Foundation, of which Louis Berkman and Robert A. Paul are trustees. Louis Berkman and Robert A. Paul disclaim beneficial ownership of such shares.

(2)      Includes options to purchase 60,000 Common Shares.

(3) Includes options to purchase 60,000 Common Shares. Excludes 2,182,989 Common Shares beneficially owned by The Louis Berkman Company and 13,767 Common Shares owned by Robert A. Paul's wife, who is the daughter of Louis Berkman. Robert A. Paul disclaims beneficial ownership of the shares owned by his wife.

         (b) The Louis Berkman Company has sole voting and dispositive powers over the 2,182,989 which it owns directly. Louis Berkman has sole voting and dispositive powers over the 274,888 Common Shares which he beneficially owns directly. Because of his control of The Louis Berkman Company, Louis Berkman may be deemed to share voting and dispositive powers over the shares held by The Louis Berkman Company. Louis Berkman and Robert A. Paul share voting and dispositive powers over the 1,266 Common Shares held by The Louis and Sandra Berkman Foundation. Robert A. Paul has sole voting and dispositive powers over the 102,889 Common Shares beneficially owned directly by him.

         (c) During the last sixty (60) days, the only transactions in the Common Shares of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market purchases on the New York Stock
Exchange:

Purchaser:  The Louis Berkman Company

                                                         Price Per Share
   Transaction Date    Number of Shares Purchased     (Excluding Commission)
   ----------------    --------------------------      ---------------------
       8/25/99                   1,400                       12.3125
       8/26/99                   1,000                       12.3125
       8/27/99                   3,500                       12.3125
       9/17/99                    300                         13.125
       9/17/99                    500                         13.25
       9/21/99                   2,000                        13.25
       9/23/99                    500                         13.75
       9/24/99                   2,200                       13.9375
       9/24/99                   1,000                        14.00
       9/27/99                   1,000                       13.9375
       9/27/99                   3,500                        14.00

Purchaser:  Louis Berkman

                                                         Price Per Share
   Transaction Date    Number of Shares Purchased     (Excluding Commission)
   ----------------    --------------------------      ---------------------
       9/17/99                   1,000                       13.125

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         All shareholders of the Issuer have contingent rights under a Shareholders Rights Plan (the "Plan") in the event someone acquires 20% or more of the Issuer's Common Shares without the prior approval of the Independent Directors of the Issuer's Board. Louis Berkman and The Louis Berkman Company are grandfathered under the Plan until such time as they, together with their affiliates and associates, hold 30% or more of the Common Shares outstanding. Consequently, the acquisitions by The Louis Berkman Company, which are reported herein, will not trigger any provisions of the Plan.

         Louis Berkman and Robert A. Paul have agreements with the Issuer providing for compensation equal to five times their annual compensation in the event their employment is terminated after a change in control. Robert A. Paul is also a participant in the Issuer's Supplemental Executive Retirement Plan ("SERP"), which provides that a change of control triggers the right to a lump sum payment equal to the present value of a participant's vested benefit under the SERP. For purposes of the above change of control arrangements and SERP, a "change of control" is defined to include (i) the acquisition by any person (other than Louis Berkman or Robert A. Paul) of 50% or more of the Issuer's voting securities; (ii) a change in the majority of the Board; (iii) the approval by the shareholders of the Issuer of a merger or consolidation involving the Issuer in which the Common Shares of the Issuer are converted into shares of another corporation or into cash or other property; or (iv) the approval by the shareholders of the Issuer of a plan of complete liquidation of the Issuer or the sale of all or substantially all of the Issuer's assets followed by a distribution of the proceeds to the shareholders.

         Except as set forth in the Schedule 13D, none of the Reporting Persons or (to the best of the Reporting Persons' knowledge) none of the persons named in Item 2 hereof or in Appendix A hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1999
                                          /s/ Louis Berkman
                                          -----------------
                                          Louis Berkman


                                          THE LOUIS BERKMAN COMPANY

                                          /s/ Louis Berkman
                                          -----------------
                                          By: Louis Berkman, President

                                   Appendix A

Name and Business Address         Residence Address                 Office                 Present Principal Occupation
-------------------------         -----------------                 ------                 ----------------------------
Louis Berkman                 433 Braebarton Boulevard      Chairman, Director,          Chairman of the Board of Directors
P.O. Box 820                  Steubenville, OH  43952       President & Treasurer of     of Issuer and President of The
Steubenville, OH  43952                                     The Louis Berkman            Louis Berkman Company
                                                            Company

Robert A. Paul                1236 Squirrel Hill Avenue     Director & Executive         Director & President of Issuer
600 Grant Street              Pittsburgh, PA  15217         Vice President of The
Pittsburgh, PA  15219                                       Louis Berkman Company

Linda L. Pirkle               112 Sky View Drive            Director and Secretary of    Same as Office
P.O. Box 820                  Wintersville, OH  43952       The Louis Berkman
Steubenville, OH  43952                                     Company

John Koren                    RD #2                         Controller of  The Louis     Same as Office
P.O. Box 820                  Rayland, OH  43943            Berkman Company
Steubenville, OH  43952

Scott Stevens                 313 Braebarton Blvd.          Vice President Finance of    Same as Office
P.O. Box 820                  Steubenville, OH 439952       The Louis Berkman
Steubenville, OH  43952                                     Company

Donald Oldham                 51 Glenwood Road              Assistant Controller of      Same as Office
P.O. Box 820                  Wheeling, WV  26003           The Louis Berkman
Steubenville, OH  43952                                     Company